UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Jeffery R. Bray

2083 Walker Lane

Holladay, UT 84117

With copy to: Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,039,178
	8	SHARED VOTING POWER 67,323,274
	9	SOLE DISPOSITIVE POWER 5,039,178
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,362,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Calculations of percentage ownership in this Schedule 13D are based upon a total of 143,840,305 shares of the common stock of UpHealth, Inc., a Delaware corporation, issued and outstanding as of May 20, 2022, as reported in the Company’s Form 10-Q filed on May 23, 2022.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alexandra Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Samantha Josephine Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Anais Alexandra Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,504
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,478,997
	9	SOLE DISPOSITIVE POWER 6,478,997
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Anais Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Bray Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,079,833
	9	SOLE DISPOSITIVE POWER 1,079,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,699,582
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jacque Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,804
	9	SOLE DISPOSITIVE POWER 1,403,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alfonso Gatmaitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,183,460
	9	SOLE DISPOSITIVE POWER 1,183,460
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Azfar M. Malik, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS AM Physicians LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of UpHealth, Inc., a Delaware corporation (the “Company”), whose principal executive offices are at 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

Item 2. Identity and Background.

(a)	This statement is being filed jointly on behalf of the following (collectively, the “Reporting Persons”):

(i)	Jeffery R. Bray, an individual;

(ii)	Alexandra Bray, an individual;

(iii)	Jeffery R. Bray, as custodian of Samantha Josephine Bray UTMA;

(iv)	Jeffery R. Bray, as custodian of Anais Alexandra Bray UTMA;

(v)

John Parsons, as trustee of The Anais Bray Protective Irrevocable Trust (“A. Bray Trust”), The Samantha Bray Protective Irrevocable Trust (“S. Bray Trust”), and The Bray Descendants Trust (“Bray Descendants Trust” and, collectively with the A. Bray Trust and S. Bray Trust, the “Bray Trusts”);

(vi)	The A. Bray Trust, by and through its trustee, John Parsons;

(vii)	The Bray Descendants Trust, by and through its trustee, John Parsons;

(viii)	The S. Bray Trust, by and through its trustee, John Parsons;

(ix)	Jacque Butler, an individual;

(x)	Alfonso Gatmaitan, an individual;

(xi)	Azfar Malik, M.D., an individual and sole member of AM Physicians LLC; and

(xii)	AM Physicians LLC, a Missouri limited liability company.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.

(b)

The address of Jeffery R. Bray, Alexandra Bray, Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA is 2083 Walker Lane, Holladay, UT 84117. The address of John Parsons, the Bray Trusts and Jacque Butler is c/o John Parsons, 7430 Creek Road, Suite 303, Sandy, UT 84093-6160. The address of Alfonso Gatmaitan is 6010 Royal Point Court, Kingwood, TX 77345. The address of Azfar Malik, M.D. and address and principal business office of AM Physicians LLC is 17025 Orrville Road, Chesterfield, MO 63005.

(c)	Jeffery R. Bray is Chief Legislative Affairs Officer of the Company. Alexandra Bray is a shareholder. John Parsons is an attorney with Peters Scofield, P.C. Jacque Butler is a shareholder.

Alfonso Gatmaitan is a consultant and the former Chief Operating Officer of the Company. Azfar Malik, M.D. is President and Chief Medical Officer at Center Pointe Behavioral Health System and also President of the Behavioral Health Services division of the Company.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Jeffery R. Bray, Alexandra Bray, Samantha Josephine Bray UTMA, Anais Alexandra Bray UTMA, John Parsons, Jacque Butler, Alfonso Gatmaitan, and Azfar Malik, M.D. are citizens of the United States of America. The Bray Trusts are established under the laws of Utah. AM Physicians LLC is organized in Missouri.

Item 3. Source and Amount of Funds or Other Consideration.

Most of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of November 20, 2020, as amended, by and between GigCapital2, Inc., UpHealth Holdings, Inc., a Delaware corporation (“UpHealth”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “BCA,” and such business combination, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”). At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the BCA, each share of UpHealth common stock, without par value (the “UpHealth Stock”), was canceled and converted into the right to receive the number of shares of the Company’s Common Stock equal to the product of the number of shares of UpHealth Stock immediately prior to the Effective Time multiplied by 10.798327 without any additional consideration in connection with the consummation of the Business Combination.

Pursuant to the terms of the BCA, (i) Jeffery R. Bray tendered 378,593 shares of UpHealth Stock in exchange for 4,088,170 shares of Common Stock; (ii) Alexandra Bray tendered 44,035 shares of UpHealth Stock in exchange for 475,504 shares of Common Stock; (iii) Samantha Josephine Bray UTMA tendered 44,035 shares of UpHealth Stock in exchange for 475,504 shares of Common Stock; (iv) Anais Alexandra Bray UTMA tendered 44,035 shares of UpHealth Stock in exchange for 475,504 shares of Common Stock; (v) A. Bray Trust tendered 250,000 shares of UpHealth Stock in exchange for 2,699,582 shares of Common Stock; (vi) S. Bray Trust tendered 250,000 shares of UpHealth Stock in exchange for 2,699,582 shares of Common Stock; (vii) Bray Descendants Trust tendered 100,000 shares of UpHealth Stock in exchange for 1,079,833 shares of Common Stock; (vii) Jacque Butler tendered 130,002 shares of UpHealth Stock in exchange for 1,403,804 shares of Common Stock; (viii) Alfonso Gatmaitan tendered 100,000 shares of UpHealth Stock in exchange for 1,079,833 shares of Common Stock; and (ix) AM Physicians LLC tendered 89,130 shares of UpHealth Stock in exchange for 962,458 shares of Common Stock.

In addition, Alfonso Gatmaitan acquired 103,527 shares of Common Stock upon the vesting of restricted stock units previously granted to Mr. Gatmaitan, which vested on January 28, 2022, without payment by Mr. Gatmaitan of other funds or similar consideration.

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired the Common Stock for investment purposes, but have become troubled by the precipitous decline in the trading price of the Company’s common stock in recent months. Accordingly, the Reporting Persons have discussed these concerns with other significant stockholders of the Company. Following those discussions, the Reporting Persons took the following actions:

(a)

The Reporting Persons, in their capacity as stockholders of the Company, entered into a Voting Agreement, dated May 27, 2022, (the “Voting Agreement”) with certain other stockholders of the Company. A copy of the Voting Agreement is included herein as Exhibit 99.2 within Item 7. (Reporting Persons and the other stockholders who are parties to the Voting Agreement shall be collectively referenced hereinafter as the “Stockholder Group.” The aggregate amount of shares of Common Stock owned by them constitutes a majority of the issued and outstanding shares of the Company as of the date of this filing.) Pursuant to the Voting Agreement, the Stockholder Group agreed to vote the shares of the Common Stock owned by them in favor of the Bylaws Amendment (as defined below) and in favor of the election to the board of directors of the Company of director nominees selected by the Stockholder Group at the 2022 annual meeting of stockholders.

(b)

The Reporting Persons, in their capacity as stockholders of the Company, directed Jeffery Bray, as the representative of the Stockholder Group, to send a letter to the board of directors of the Company. A copy of Mr. Bray’s letter to the board of directors of the Company is included herein as Exhibit 99.3 within Item 7. The letter requested that the board meet with the Stockholder Group to discuss their concerns and confirm in writing that the board of directors will permit the Stockholder Group to nominate a slate of directors for election at the 2022 annual meeting of stockholders.

The Reporting Persons or any of their affiliates may, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, except to the extent prohibited by the Voting Agreement.

The Reporting Persons may, from time to time or at any time, take further action, alone or in concert with other stockholders of the Company or other third parties, based on concerns regarding the Company, may formulate a plan with respect to such matters, and may hold discussions with or make formal proposals to management or the board of directors of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

(i)

Jeffery R. Bray beneficially owns an aggregate of 72,362,452 shares of Common Stock, or 50.3%. Mr. Bray (i) is the record owner of 4,088,170 shares of Common Stock, (ii) acts as custodian for the Samantha Josephine Bray UTMA and the Anais Alexandra Bray UTMA and (iii) holds an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by the Stockholder Group pursuant to the terms of the Voting Agreement as described above in Item 4. As a result, Mr. Bray may be deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by the Stockholder Group, totaling 72,362,452 shares of Common Stock.

(ii)	Alexandra Bray beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(iii)	Jeffery R. Bray, as custodian of Samantha Josephine Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(iv)	Jeffery R. Bray, as custodian of Anais Alexandra Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.3%.

(v)

John Parsons, as trustee of the Bray Trusts, beneficially owns an aggregate of 6,478,997 shares of Common Stock, or 4.5%. Mr. Parsons does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by the Bray Trusts as a result of serving as trustee of those trusts.

(vi)	A. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.9%.

(vii)	Bray Descendants Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 1,079,833 shares of Common Stock, or 0.8%.

(viii)	The S. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.9%.

(ix)	Jacque Butler owns an aggregate of 1,403,804 shares of Common Stock, or 1.0%.

(x)	Alfonso Gatmaitan owns an aggregate of 1,183,460 shares of Common Stock, or 0.8%.

(xi)

Azfar Malik, M.D. beneficially owns an aggregate of 962,458 shares of Common Stock, or 0.7%. Dr. Malik does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by AM Physicians LLC.

(xii)	AM Physicians LLC owns an aggregate of 962,458 shares of Common Stock, or 0.7%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Persons, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	72,362,452	50.31%	5,039,178	67,323,274	5,039,178	0
Alexandra Bray	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.50%	0	6,478,997	6,478,997	0

The Anais Bray Protective Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria	43,158,752	30.00%	0	43,158,752	43,158,752	0
Mariya Pylypiv	7,543,457	5.24%	0	7,543,457	7,543,457	0
Syed Sabahat Azim	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.25%	0	6,116,842	0	0

Each of the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 20, 2022 as reported in the Company’s Form 10-Q filed on May 23, 2022.

(b)	The Reporting Persons have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Section 5(a) herein.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of the Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D.

(d)

To the best of the knowledge of the Reporting Person, no one other than the Reporting Person, or the members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

References to the Voting Agreement in the above Item 4 section of this Schedule 13D are incorporated by reference herein as if fully restated here and the Voting Agreement, attached as Exhibit 99.2, is incorporated by reference herein. The description of the Voting Agreement in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated June 1, 2022.

Exhibit 99.2:	Voting Agreement, dated May 27, 2022, between the Reporting Persons and certain other stockholders of the Company.

Exhibit 99.3:	Letter from Jeffery Bray to the Board of Directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022

JEFFERY R. BRAY

/s/ Jeffery R. Bray

AM PHYSICIANS LLC

/s/ Azfar Malik
Name: Azfar Malik, M.D.
Title: President

ALEXANDRA BRAY

/s/ Alexandra Bray

JEFFERY R. BRAY CUSTODIAN SAMANTHA JOSEPHINE BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JEFFERY R. BRAY CUSTODIAN ANAIS ALEXANDRA BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JACQUE BUTLER

/s/ Jacque Butler

ALFONSO GATMAITAN

/s/ Alfonso Gatmaitan

THE ANAIS BRAY PROTECTIVE

IRREVOCABLE TRUST

/s/ John Parsons

Name: John Parsons

Title: Trustee

THE SAMANTHA BRAY PROTECTIVE

IRREVOCABLE TRUST

/s/ John Parsons

Name: John Parsons

Title: Trustee

THE BRAY DESCENDANTS TRUST

/s/ John Parsons

Name: John Parsons

Title: Trustee